Exhibit 12.1

Voya Financial, Inc.
Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,	Year Ended December 31,
	2016	2015	2014	2013	2012
($ in millions)
Income (loss) before income taxes	$38.5	$584.5	$801.2	$756.1	$623.0
Less: Undistributed income (loss) from investees	1.8	(1.8)	7.7	23.7	9.0
Less: Net income (loss) attributed to noncontrolling interest that have not incurred fixed charges	1.4	91.1	131.5	64.1	95.9
Adjusted earnings before fixed charges	35.3	495.2	662.0	668.3	518.1
Add: Fixed charges
Interest and debt issuance costs(1)(2)	213.6	458.6	399.2	365.4	260.1
Estimated interest component of rent expense	6.9	9.2	10.2	11.9	9.3
Total fixed charges excluding interest credited to contract owner account balance	220.5	467.8	409.4	377.3	269.4
Interest credited to contract owner account balance	1,514.0	1,973.2	1,991.2	2,088.4	2,248.1
Total fixed charges	$1,734.5	$2,441.0	$2,400.6	$2,465.7	$2,517.5
Total earnings and fixed charges	$1,769.8	$2,936.2	$3,062.6	$3,134.0	$3,035.6
Ratio of earnings to fixed charges	1.02	1.20	1.28	1.27	1.21
Total earnings and fixed charges excluding interest credited to contract owner account balance	$255.8	$963.0	$1,071.4	$1,045.6	$787.5
Ratio of earnings to fixed charges excluding interest credited to contract owner account balance	1.16	2.06	2.62	2.77	2.92

(1) Interest and debt issuance costs include interest costs related to variable interest entities of $75.4 million for the nine months ended September 30, 2016 and $272.2 million, $209.5 million, $180.6 million and $106.4 million for the years ended December 31, 2015, 2014, 2013 and 2012, respectively. Excluding these costs, as well as the earnings of the variable interest entities, would result in a ratio of earnings to fixed charges of 1.03 for the nine months ended September 30, 2016 and 1.21, 1.25, 1.24 and 1.20 for the years ended December 31, 2015, 2014, 2013 and 2012, respectively. Excluding these costs as well as the earnings of the variable interest entities would result in a ratio of earnings to fixed charges excluding interest credited to contract owner account balance of 1.34 for the nine months ended September 30, 2016 and 3.33, 3.78, 3.76 and 3.92 for the years ended December 31, 2015, 2014, 2013 and 2012, respectively.

(2)
Interest and debt issuance costs exclude loss related to the early extinguishment of debt of $104.6 million for the nine months ended September 30, 2016 and $10.1 million for the year ended December 31, 2015.